Elizabeth Stevens Duane
Senior Counsel
and Assistant Secretary

PPL
Two North Ninth Street
Allentown, PA 18101-1179
Tel. 610.774.4107 Fax 610.774.4177
esduane@pplweb.com
August 28, 2009
VIA EDGAR
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated August 26, 2009 concerning
Correspondence Submitted on August 13, 2009 regarding
PPL Corporation
Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009
Definitive Proxy Statement on Schedule 14A, filed April 8, 2009
Form 8-K, filed September 16, 2008
File No. 1-11459

PPL Electric Utilities Corporation
Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009
Definitive Information Statement on Schedule 14C, filed April 28, 2009
File No. 1-00905
Dear Mr. Owings:
          This letter is in response to your correspondence dated August 26, 2009 concerning the filings listed above for PPL Corporation and PPL Electric Utilities Corporation. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by Mr. John Fieldsend, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than September 25, 2009. In the meantime, please do not hesitate to contact me. I can be reached at 610-774-4107.

Sincerely,
/s/ Elizabeth Stevens Duane
Elizabeth Stevens Duane